Exhibit 9.1

Thursday, June 01, 2006

Sonic Solutions

C/O The Staubach Company

2200 Geng Road, Suite 200

Palo Alto, CA. 94303

Tel: (650) 493-1100

Fax: (650)-493-2542

Attention: Mr. Harry Shoening

RE:	Sublease made as of October 31, 2001 between Entrust, Inc. and Sonic Solutions (by assignment from Roxio, Inc.) for 61,875 square feet at 455 El Camino Real, Santa Clara, California, as amended by an amending agreement made as of September 30, 2002, and a tri-partite agreement made December 17, 2004 (the “Sublease”)

Dear Mr. Shoening:

Thank you for your letter of May 19, 2006. We are pleased to present this offer to Sonic Solutions.

1.	EXERCISE OF OPTION TO EXTEND: The term of the Sublease will be extended to March 31, 2011 pursuant to section 2.2 of the Sublease.

2.	BASE RENT: Effective December 1, 2006, the monthly Base Rent shall be according to the following rate schedule, multiplied by 75,598 square feet:

Rental Period	Monthly Base Rental Rate
December 1, 2006 – November 30, 2007	$1.26
December 1, 2007 – November 30, 2008	$1.30
December 1, 2008 – November 30, 2009	$1.34
December 1, 2009 – November 30, 2010	$1.38
December 1, 2010 – March 31, 2011	$1.42
if applicable, April 1, 2011 – May 14, 2011	$1.42

3.	LETTER OF CREDIT: Section 13.2 of the Sublease shall be amended to adjust the Letter of Credit to seventy five thousand dollars (US$75,000), with no further adjustments, up or down. Except as amended by the foregoing sentence, all other terms and conditions of such section 13.2 to continue unamended.

4.	FURNITURE: Upon the expiration date of the Sublease, Entrust, Inc. shall be deemed to have sold the Furniture to Sonic Solutions (and Sonic Solutions shall be deemed to have purchased the same) on a completely “as is, where is” basis for $1.00. Sonic Solutions acknowledges and agrees that Entrust, Inc. provides no representations or warranties whatsoever with respect to the Furniture. Further, Sonic Solutions acknowledges and agrees to remove all of the Furniture from the Subleased Premises prior to the end of the term of the Sublease unless Sonic Solutions enters into a new lease for the Subleased Premises with the Master Lessor as contemplated by section 4 of this agreement. If any taxes are eligible on the value of the Furniture transferred, such taxes shall be Sonic Solution’s responsibility.

5.	NEW LEASE WITH MASTER LESSOR: Entrust, Inc. enjoys the benefit of an option to extend the term of the Master Lease for a further five (5) year period commencing May 15, 2011. Entrust, Inc. acknowledges that Sonic Solutions may wish to enter into a new lease with the Master Lessor for the Subleased Premises upon the expiration of the initial term of the Master Lease on May 14, 2011. To this end, Entrust, Inc. will agree to (1) waive its option to extend the term of the Master Lease; and (2) pay to Sonic $75,000; provided, however that Sonic Solutions first provides written notice to Entrust delivered not later than June 30, 2010 (being forty five (45) days prior to the exercise date of such option to extend) that it has agreed to enter into a new lease with the Master Lessor for the period commencing May 15, 2011, and in which case the following shall apply:

(i)	the term of the Sublease shall be extended, on the same terms and conditions, to May 14, 2011;

(ii)	Sonic Solutions agrees to obtain the Master Lessor’s agreement that Entrust, Inc. is released of any obligation to remove any Alterations (as defined by the Master Lease) or restore the Premises, failing which, Sonic Solutions agrees to assume all of Entrust, Inc.’s obligations with respect to the condition or state of the Premises (including without limitation, the Initial Tenant Improvements, notwithstanding section 7.2 of the Sublease to the contrary) upon the expiration of the term of the Master Lease, including without limitation, Entrust Inc.’s obligations pursuant to sections 3C, 6B and 12A of the Master Lease; and

(iii)	Sonic Solutions shall deposit with the Master Lessor a letter of credit in substitution of Entrust, Inc.’s Security Deposit held by the Master Lessor pursuant to section 4C of the Master Lease, or alternatively (at Sonic Solutions’s option), arrange for the release of the letter of credit deposited by Entrust, Inc. with the Master Lessor in satisfaction of such Security Deposit under the Master Lease, such substitution or release, as the case may be, to be completed prior July 15, 2011.

Such $75,000 payment will be due from Entrust upon completion of the requirements set out in paragraphs 5(ii) and 5(iii) above by Sonic Solutions.

6.	DOCUMENTATION: Upon the acceptance of this agreement, the parties shall enter into an amendment of sublease agreement documenting the above terms (“Amendment”). Except as specifically amended by such Amendment, the Sublease shall continue in full force and effect.

7.	INTERPRETATION: Unless and to the extent specifically provided to the contrary in this agreement, where used in this agreement any word or term which is specifically defined in the Sublease shall have the same meaning as ascribed to it in the Sublease.

8.	BROKER FEES: CPS represents Entrust, Inc. pursuant to a separate agreement, and any commissions payable by Entrust, Inc. to CPS will be pursuant to such separate agreement. The Staubach Company represents Sonic Solutions pursuant to a separate agreement and any commissions payable by Sonic to the Staubach Company, if any, will be pursuant to such separate agreement. If Sonic Solutions accepts this offer in accordance with section 9 below, Entrust agrees to pay to The Staubach Company a commission in the amount of 3.0% of the Base Rent payable from Sonic to Entrust, Inc. in respect of the time period between December 1, 2006 and March 31, 2011. Fifty percent (50%) of such commission amount will be paid within thirty days (30) of the execution of the Amendment. The balance will be paid within 30 days from December 1, 2006. No other commission fees will be paid by Entrust, Inc. to The Staubach Company.

9.	ACCEPTANCE: If Sonic Solutions is in agreement with the terms and conditions set forth in this agreement, please indicate Sonic Solutions’ acceptance of this offer by executing and delivering this agreement by not later than June 5, 2006, failing which this offer shall be deemed to have been withdrawn and of no further force or effect, without any recourse.

Sincerely,

ENTRUST, INC.

Per:	/s/ David J. Wagner

SONIC SOLUTIONS hereby accepts the above offer

this 2nd day of June, 2006.

SONIC SOLUTIONS

Per:	/s/ A. Clay Leighton
Name:	A. Clay Leighton
Title:	Executive Vice President and CFO